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                                  SCHEDULE 13G

                                 (RULE 13D-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b) and (c)
            and Amendments Thereto Filed Pursuant to Rule 13d-2(b).

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              SERVICE EXPERTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   817567-10-0
                     --------------------------------------
                                 (CUSIP Number)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.     817567-10-0               13G            PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          James D. Abrams
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    357,406
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     40,300
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   357,406
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               40,300
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          397,706
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          2.6%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------


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ITEM 1(A)        Name of Issuer:  Service Experts, Inc.
ITEM 1(B)        Address of Issuer's Principal Executive Offices:
                       111 Westwood Place, Suite 420, Brentwood, Tennessee 37027

ITEM 2(A)        Name of Person Filing:  James D. Abrams
ITEM 2(B)        Address of Principal Business Office or, if None, Residence:
                       16141 North Outer Forty Drive, Suite 310, Chesterfield, Missouri 63017
ITEM 2(C).       Citizenship:  United States
ITEM 2(D).       Title of Class of Securities:  Common Stock
ITEM 2(E).       CUSIP Number:  817567-10-0

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
                 (a). [ ] Broker or Dealer registered under Section 15 of the
                          Act;
                 (b). [ ] Bank as defined in Section 3(a)(6) of the Act;
                 (c). [ ] Insurance Company as defined in Section 3(a)(19) of the Act;
                 (d). [ ] Investment Company registered under Section 8 of the
                          Investment Company Act;
                 (e). [ ] Investment Advisor registered under Section 203 of the
                          Investment Advisers Act of 1940;
                 (f). [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Income Security Act of 1974, or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);
                 (g). [ ] Parent Holding Company, in accordance with Rule
                          13d-1(b)(ii)(G) (Note. See Item 7);
                 (h). [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                          Not applicable.

ITEM 4.          OWNERSHIP.

                          If the percent of the class owned, as of December 31,
                 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                 (a)      Amount beneficially owned: 397,706
                 (b)      Percent of class:  2.6%
                 (c)      Number of shares as to which such person has:
                          (i)      Sole power to vote or to direct the vote -
                                   357,406
                          (ii)     Shared power to vote or to direct the vote -
                                   40,300
                          (iii) Sole power to dispose or to direct the disposition of - 357,406
                          (iv) Shared power to dispose or to direct the disposition of - 40,300

                          Instruction. For computations regarding securities
                 which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                          If this statement is being filed to report the fact
                 that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

                          Instruction. Dissolution of a group requires a
                 response to this item.


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ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                        If any other person is known to have the right to
                 receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                        If a parent holding company has filed this schedule,
                 pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                        Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                        If a group has filed this schedule pursuant to Rule
                 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                        Not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                        Notice of dissolution of a group may be furnished as an
                 exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

                        Not applicable.

ITEM 10.         CERTIFICATION.

                        The following certification shall be included if the
                 statement is filed pursuant to Rule 13d-1(b):

                        "By signing below I certify that, to the best of my
                 knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect."

                        Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                February 3, 1998
                                  ----------------------------------------------
                                                      (Date)


                                               /s/ James D. Abrams
                                  ----------------------------------------------
                                                   (Signature)

                                                 James D. Abrams
                                  ----------------------------------------------
                                                 (Name and Title)



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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